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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.  )*

EDAC Technologies Corporation
(Name of Issuer)
Common Stock
(Title of Class of Securities)
27928510-0
(CUSIP Number)
William B. Bayne, Jr.; 714 South 19th Street; Arlington, Virginia 22202; 703-979-1046
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
Aug. 30, 2001
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	27928510-0

1	NAMES OF REPORTING PERSONS: William B. Bayne, Jr.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
000-00-0000

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☑
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

USA

	7	SOLE VOTING POWER:

NUMBER OF		267,096

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON

WITH	10	SHARED DISPOSITIVE POWER:

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

267,096

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

6.10%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN 163,396 IN- 17,400 CO- 80,300

Item 1.	Security and Issuer
COMMON STOCK OF;
EDAC TECHNOLOGIES CORP.
1806 NEW BRITAIN AVE.
FARMINGTON, CT. 06032
RICHARD A. DANDURAND, CHAIRMAN AND CEO

Item 2.	Identity and Background
(a)	WILLIAM B. BAYNE, JR.

(b)	714 S. 19TH ST. ARLINGTON, VA 22202

(c)	NONE

(d)	NONE

(e)	USA

(f)

Item 3.	Source and Amount of Funds or Other Consideration.
FROM 6/24/01 TO 8/24/01 MR. BAYNE PURCHASED 46,800 SHARES IN THE AMOUNT OF $83,772

Item 4.	Purpose of Transaction.
(a)	THESE SECURITIES HAVE BEEN ACQUIRED AS AN INVESTMENT WITH CALCULATED THOUGHT TO THE FUTURE.

(b)

(c)

(d)

(e)

(f)

(g)

(h)

(i)

Item 5.	Interest in Securities of the Issuer
(a)	MR. BAYNE & HIS 23RD STREET CORP WHICH HE CONTROLS INVESTMENT & IS PRESIDENT OWNS 6.10% OR 267,096 SHARES OF THE COMPANY’S OUTSTANDING STOCK.

(b)	MR. BAYNE HAS THE POWER TO VOTE 267,096 SHARES.

(c)	MR. BAYNE PURCHASED 46,800 SHARES AT AN AVERAGE PRICE OF $1.79 FROM 6/24/01 TO 08/24/01.

(d)	NONE

(e)	NONE

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 7.	Material to Be Filed as Exhibits
The following shall be filed as exhibits: copies of written agreements relating to the filing of joint acquisition statements as required by §240.13d-1(k) and copies of all written agreements, contracts, arrangements, understandings, plans or proposals relating to: (1) the borrowing of funds to finance the acquisition as disclosed in Item 3; (2) the acquisition of issuer control, liquidation, sale of assets, merger, or change in business or corporate structure or any other matter as disclosed in Item 4; and (3) the transfer or voting of the securities, finder’s fees, joint ventures, options, puts, calls, guarantees of loans, guarantees against loss or of profit, or the giving or withholding of any proxy as disclosed in Item 6.
Signature
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
8/30/01

Date
William B. Bayne, Jr.

Signature
William B. Bayne, Jr. / President

Name/Title
The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.
Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

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